Leonard E. Neilson

A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0808
E-MAIL: LNEILSONLAW@AOL.COM

September 3, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attn: Mark C. Shannon, Branch Chief

100 F Street, NE

Washington, D.C. 20549-7010

Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 0-23530
Response to Comment Letter dated August 12, 2009

Dear Mr. Shannon:

This letter is being submitted pursuant to my recent telephone conversation with Jennifer O’Brien of the Commission Staff concerning Trans Energy, Inc. (the “Company”) and the outstanding comment letter from the Commission.

Following my conversation with Ms. O’Brien, I contacted the Company for a progress report on the timing of its response to the comments. The Company reported to me that it is working with its consulting engineers and accountants to formulate complete responses to the respective comments. However, because of the complexity of some issues and the necessity to obtain certain supplemental information, it is taking additional time to complete an adequate response to all comments. Management has represented to me that it is confident that the Company will be able to file its complete response to the comment letter by Friday, September 11, 2009.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

LEONARD E. NEILSON, ATTORNEY AT LAW, P.C.

:ae

CC: Trans Energy, Inc.